NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

06015709

FILE No.
82-3874

SEC MAIL
RECEIVED
PROCESSING
AUG 0 2 2006
WASH., D.C.
213
SECTION

July 26, 2006

United States Securities &
Exchange Commission
Washington, DC
204549, USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release dated July 26, 2006

PROCESSED
AUG 0 8 2006
THOMSON
FINANCIAL

Please find enclosed three copies of the news release listed above.

Yours truly,

MANSON CREEK RESOURCES LTD.

PER: BARBARA O'NEILL

Enclosures

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

FILE No.
82-3874

NEWS RELEASE **JULY 26, 2006**

News Release: 06-13

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Meridian Gold Silver Project Exploration Update

Manson Creek Resources Ltd., (Manson Creek), wishes to announce that it was advised on July 25th that the Drilling Company contracted to begin diamond drilling at the Meridian project starting August 7th will not be available for the program.

Manson Creek has received all the permits required for the planned diamond drilling program. The access road and drill pads for the project have been completed. Additional sampling and prospecting was done during the road building program and results will be released once they are available.

The Company is actively seeking out a new drilling contractor in order to complete its drilling program as planned during the current exploration season.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **JULY 26, 2006**

News Release: 06-13 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Meridian Gold Silver Project Exploration Update

Manson Creek Resources Ltd., (Manson Creek), wishes to announce that it was advised on July 25th that the Drilling Company contracted to begin diamond drilling at the Meridian project starting August 7th will not be available for the program.

Manson Creek has received all the permits required for the planned diamond drilling program. The access road and drill pads for the project have been completed. Additional sampling and prospecting was done during the road building program and results will be released once they are available.

The Company is actively seeking out a new drilling contractor in order to complete its drilling program as planned during the current exploration season.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

MANSON CREEK RESOURCES LTD.

FILE No.
82-3874

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **JULY 26, 2006**

News Release: 06-13 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Meridian Gold Silver Project Exploration Update

Manson Creek Resources Ltd., (Manson Creek), wishes to announce that it was advised on July 25th that the Drilling Company contracted to begin diamond drilling at the Meridian project starting August 7th will not be available for the program.

Manson Creek has received all the permits required for the planned diamond drilling program. The access road and drill pads for the project have been completed. Additional sampling and prospecting was done during the road building program and results will be released once they are available.

The Company is actively seeking out a new drilling contractor in order to complete its drilling program as planned during the current exploration season.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director